[BERKSHIRE HILLS BANCORP, INC. LETTERHED]




                                   May 7, 2009


VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Berkshire Hills Bancorp, Inc.
       Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement No. 333-137246 filed on January 21, 2009 and Request for Withdrawal of Prospectus Supplement to Prospectus dated September 12, 2006 Filed on January 21, 2009 Pursuant to Rule 424(b)(3)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Berkshire Hills Bancorp, Inc. (the "Company") hereby requests withdrawal of: (i) the Post-Effective Amendment No. 1 (the "Post-Effective Amendment") to Registration Statement No. 333-137246 filed with the Securities and Exchange Commission (the "SEC") on January 21, 2009; and (ii) the Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(3) on January 21, 2009 (the "Prospectus Supplement"), to the Prospectus dated September 12, 2006 that is part of Registration Statement No. 333-137246.

The Company requests these withdrawals because it believes that the securities included in the Post-Effective Amendment and the Prospectus Supplement would be more appropriately registered in a new Registration Statement on Form S-3. No securities were offered or sold pursuant to the Post-Effective Amendment or the Prospectus Supplement.

The Post-Effective Amendment was intended to amend Registration Statement No. 333-137246 that the Company filed with the SEC utilizing a shelf registration process and that was declared effective on September 25, 2006. The Prospectus Supplement was intended to supplement the Prospectus originally filed with the SEC on September 12, 2006 that is part of Registration Statement No. 333-137246. Please note that we are filing this application to withdraw the Post-Effective Amendment and the Prospectus Supplement only. We are not applying for withdrawal of the Prospectus dated September 12, 2006 or the entire Registration Statement.

The Company respectfully requests that the Post-Effective Amendment and the Prospectus Supplement be withdrawn as soon as practicable. Your assistance in this matter is greatly appreciated. If you have any questions regarding this
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application for withdrawal, please contact our counsel: Marc P. Levy, Esq., Luse
Gorman Pomerenk & Schick, P.C., 5335 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20015, (202) 274-2009.

                                  Very truly yours,

                                  Berkshire Hills Bancorp, Inc.

                                  By: /s/ Michael P. Daly
                                     ------------------------------
                                     Michael P. Daly
                                     President and Chief Executive Officer